SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d–1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d–2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  3)  (1)(2)

Versicor Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

925314 10 6

(CUSIP Number)

February 28, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

(1)                                  Amendment No. 2 was filed on that certain Schedule 13D filed by the reporting persons and others on August 9, 2002

(2)                                  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925314 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Healthcare Ventures V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 1,561,400 shares

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,561,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,400 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HealthCare Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 1,561,400 shares

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,561,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,400 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harold R. Werner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,462 shares

	6.	Shared Voting Power 1,561,400 shares

	7.	Sole Dispositive Power 6,462 shares

	8.	Shared Dispositive Power 1,561,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,862 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Crouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,583 shares

	6.	Shared Voting Power 1,561,400 shares

	7.	Sole Dispositive Power 13,583 shares

	8.	Shared Dispositive Power 1,561,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,574,983 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John W. Littlechild

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,448 shares

	6.	Shared Voting Power 1,561,400 shares

	7.	Sole Dispositive Power 12,448 shares

	8.	Shared Dispositive Power 1,561,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,573,848 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Mirabelli, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,224 shares

	6.	Shared Voting Power 1,561,400 shares

	7.	Sole Dispositive Power 1,224 shares

	8.	Shared Dispositive Power 1,561,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,624 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Lawler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 614 shares

	6.	Shared Voting Power 1,561,400 shares

	7.	Sole Dispositive Power 614 shares

	8.	Shared Dispositive Power 1,561,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,014 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Versicor Inc.
(b)	Address of Issuer's Principal Executive Offices 455 South Gulph Road King of Prussia, PA 19406

Item 2.
(a)

Name of Person Filing

HealthCare Ventures V, L.P. ("HCV V"), HealthCare Partners V, L.P. ("HCP V"), Dr. Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor.

Dr. Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor are general partners of HCP V, the general partner of HCV V.

(The filing persons have been informed that Dr. James Cavanaugh, who is also a general partner of HCP V, is reporting his beneficial ownership of the Issuer’s shares on a separate Schedule 13D, because he is a party to a stockholders agreement covering certain shares of the Issuer’s common stock.  The shares beneficially owned by the persons filing this Schedule 13G are not subject to that stockholders agreement.)

(b)

Address of Principal Business Office or, if none, Residence

The business address for HCV V, HCP V,  and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey  08542.

The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is One Kendall Square, Building 300, Cambridge, Massachusetts  02339.

(c)

Citizenship

HCV V and HCP V are limited partnerships organized under the laws of the State of Delaware.

Dr. Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor are each United States citizens.

(d)	Title of Class of Securities Common Stock, par value $0.001 per share
(e)	CUSIP Number 925314 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

HCV V, HCP V, Dr. Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor share beneficial ownership over 1,561,400 shares of the Issuer's Common Stock (consisting of 1,488,657 shares and immediately exercisable warrants to purchase 72,743 shares, which shares and warrants are held of record by HCV V).

In addition, each filing person listed below individually beneficially owns the additional number of shares of the Issuer’s Common Stock set forth opposite his name below:

		Dr. Mirabelli:	1,224 shares
		Mr. Werner:	6,462 shares
		Mr. Crouse:	13,583 shares
		Mr. Littlechild:	12,448 shares
		Mr. Lawlor:	614 shares

(b)

Percent of class:

See Row 11 of the cover page for each filing person.  The percentages are calculated pursuant to SEC Rule 13d-3(d)(1)(i) as a percentage of 47,750,963 shares (which is the sum of the 47,678,220 shares actually outstanding as of March 1, 2003 plus the 72,743 shares underlying the warrants beneficially owned by each filing person).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of the cover page for each filing person.
(ii) Shared power to vote or to direct the vote See Row 6 of the cover page for each filing person
(iii) Sole power to dispose or to direct the disposition of See Row 7 of the cover page for each filing person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of the cover page for each filing person

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction:  Dissolution of a group requires a response to this item.

For an explanation of this response, see Item 9, below.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group

On August 9, 2002 the filing persons filed a Schedule 13D dated July 30, 2002 to report, among other things, that HCV V was party to that certain Versicor Stockholder Voting Agreement dated as of July 30, 2002 (the “Voting Agreement”).  Among other things, the Voting Agreement obligated HCV V to vote its shares in favor of the merger of Biosearch Italia S.p.A. with and into Versicor Inc. (the “Merger”).

The Merger was consummated at 6:01 P.M. Delaware time on February 28, 2003 and, by its terms, the Voting Agreement terminated at such time.  Accordingly, this filing is being made to report, among other things, that:

(i)                                     any group of which the filing persons were members by virtue of the Voting Agreement has been dissolved; and

(ii)                                  in light of the additional shares of Versicor common stock issued in the Merger, the beneficial ownership of     each of the filing persons has fallen below 5%

The filing persons make this report on Schedule 13G pursuant to Rule 13d-1(h) which provides:  “Any person who has filed a Schedule 13D pursuant to paragraph (e), (f) or (g) of this section may again report its beneficial ownership on Schedule 13G pursuant to paragraphs (b) or (c) of this section provided the person qualifies thereunder …”

Item 10.	Certification
(b)

Because this statement is filed pursuant to Rule 13d-1(c), the following certification is included:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HealthCare Ventures V, L.P.

		By:	HealthCare Partners V, L.P.
		Its:	General Partner

Date:	March 10, 2003	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg
		Its:	Administrative Partner

HealthCare Partners V, L.P.

Date:	March 10, 2003	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg
		Its:	Administrative Partner

Harold R. Werner

Date:	March 10, 2003	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Attorney-in-Fact

William Crouse

Date:	March 10, 2003	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Attorney-in-Fact

John W. Littlechild

Date:	March 10, 2003	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Attorney-in-Fact

Christopher Mirabelli, Ph.D.

Date:	March 10, 2003	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Attorney-in-Fact

Augustine Lawlor

Date:	March 10, 2003	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Attorney-in-Fact

Joint Filing Agreements between the filing parties were filed (1) as Exhibit A to Amendment No. 1 to this Schedule 13G, filed February 11, 2002 and (2) as Exhibit 5 to Schedule 13D filed August 9, 2002 each of which is incorporated herein by this reference.

The powers of attorney pursuant to which Mr. Steinberg signed this filing on behalf of the filing persons were filed as Exhibit 6 to Schedule 13D filed August 9, 2002 and are incorporated herein by this reference.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)